November 18, 2021

Via Edgar and Via Email

Division of Corporation Finance

Office of Energy Transportation

100 F Street, NE

Washington DC 20549

Attention: Mr. Timothy S. Levenberg

Re: Broad Capital Acquisition Corp

Form S-1, Amendment No. 2

Filed October 22, 2021

File No. 333-258943

Dear Ladies and Gentlemen,

On behalf of Broad Capital Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated November 9, 2021, with respect to the above-referenced registration statement on Form S-1 filed on October 22, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company.

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 2 to Registration Statement on Form S-1 filed October 22, 2021

Cover Page

1.	We note the disclosure on your prospectus cover page that you “believe that [you] are currently not required to obtain permission [from] PRC authorities to invest in, acquire or merge with a drone-related manufacturing company in the PRC under the authority of legislative developments promoting foreign investment in these asset classes.” Please expand your disclosure to clarify whether you are required to obtain any approvals to operate and offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. We note your new risk factor on page 60.

Response: In response to the Staff’s comments, we have deleted all references in the Registration Statement that contemplated entering into a potential business combination with a target company with principal business operations in China, Hong Kong or Macau. We have made clear on the cover page of the prospectus, and throughout the Registration Statement that while there is no geographic limitation to the location of our targets, we will not consummate a business combination with an entity with principal business operations in China, Hong Kong or Macau.

Potential Consequences of the Holding Foreign Companies Accountable Act, page 18

2. Revise to also disclose that in June 2021, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also update the related risk factor on page 61 accordingly.

Response: In response to the Staff’s comments, we have deleted all references in the Registration Statement that contemplated entering into a potential business combination with a target company with principal business operations in China, Hong Kong or Macau, which include two of the areas (i.e., China and Hong Kong) that are contemplated by the United States Senate in its passage of the Accelerating Holding Foreign Companies Accountable Act.

1990 K Street NW, Suite 340, Washington, D.C. 20006

P: (202) 935-3390

Summary of Risk Factors, page 32

3. We reissue prior comment 4. Please provide enhanced cross-references to the more detailed discussion of the previously referenced risks in the prospectus. Similarly, please include in the Summary of Risk Factors the previously requested acknowledgement that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note the related disclosures at page 57 under “If we enter into a business combination in China” and page 68 under “The Chinese government may intervene or influence the operations of a target business.”

Response: In response to the Staff’s comments, we have deleted all references in the Registration Statement that contemplated entering into a potential business combination with a target company with principal business operations in China, Hong Kong or Macau.

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Thank you very much in advance for your time and attention to this letter. Please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Ms. Loan Lauren P. Nguyen

Enclosure

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